                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            Tele-Communications, Inc.
                        ---------------------------------
                                (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")

2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")

3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")

4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")

5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")

6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")

7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock")
                       -----------------------------------
                         (TITLE OF CLASS OF SECURITIES)


1. Series A TCI Group Common Stock:                                   87924V101
2. Series B TCI Group Common Stock:                                   87924V200
3. Series A Liberty Media Group Common Stock:                         87924V507
4. Series B Liberty Media Group Common Stock:                         87924V606
5. Series A Ventures Group Common Stock:                              87924V887
6. Series B Ventures Group Common Stock:                              87924V879
7. Class B Preferred Stock:                                           87924V309

                        ---------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                 October 3, 1997
                        ---------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.


Series A TCI Group Common Stock:                                                                          87924V101
Series B TCI Group Common Stock:                                                                          87924V200
Series A Liberty Media Group Common Stock:                                                                87924V507
Series B Liberty Media Group Common Stock:                                                                87924V606
Series A Ventures Group Common Stock:                                                                     87924V887
Series B Ventures Group Common Stock:                                                                     87924V879
Class B Preferred Stock:                                                                                  87924V309
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             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Estate of Betsy Magness
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             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)    / /
                  (b)    /X/
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             3)   SEC Use Only
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             4)   Source of Funds (See Instructions)                  N/A
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             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
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             6)   Citizenship or Place of Organization        Colorado
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                  7) Sole Voting Power            Series A TCI Group Common Stock                       5,539,818(1)
                                                  Series B TCI Group Common Stock                       4,200,403(2)
                                                  Series A Liberty Media Group Common Stock             3,169,324(1)
                                                  Series B Liberty Media Group Common Stock             1,586,553(2)
                                                  Series A Ventures Group Common Stock                  2,911,726(1)
                                                  Series B Ventures Group Common Stock                  2,145,809(2)
                                                  Class B Preferred Stock                                          0
                  ---------------------------------------------------------------------------------------------------
                  8) Shared Voting Power          Series A TCI Group Common Stock                                  0
                                                  Series B TCI Group Common Stock                                  0
                                                  Series A Liberty Media Group Common Stock                        0
Number of Shares                                  Series B Liberty Media Group Common Stock                        0
                                                  Series A Ventures Group Common Stock                             0
  Beneficially                                    Series B Ventures Group Common Stock                             0
                                                  Class B Preferred Stock                                          0
  Owned by Each   ---------------------------------------------------------------------------------------------------
                  9) Sole Dispositive Power       Series A TCI Group Common Stock                       5,539,818(1)
Reporting Person                                  Series B TCI Group Common Stock                       4,200,403(2)
                                                  Series A Liberty Media Group Common Stock             3,169,324(1)
      With                                        Series B Liberty Media Group Common Stock             1,586,553(2)
                                                  Series A Ventures Group Common Stock                  2,911,726(1)
                                                  Series B Ventures Group Common Stock                  2,145,809(2)
                                                  Class B Preferred Stock                                          0
                  ---------------------------------------------------------------------------------------------------
                  10) Shared Dispositive Power    Series A TCI Group Common Stock                                  0
                                                  Series B TCI Group Common Stock                                  0
                                                  Series A Liberty Media Group Common Stock                        0
                                                  Series B Liberty Media Group Common Stock                        0
                                                  Series A Ventures Group Common Stock                             0
                                                  Series B Ventures Group Common Stock                             0
                                                  Class B Preferred Stock                                          0
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                  11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  Series A TCI Group Common Stock                       5,539,818(1)
                                                  Series B TCI Group Common Stock                       4,200,403(2)
                                                  Series A Liberty Media Group Common Stock             3,169,324(1)
                                                  Series B Liberty Media Group Common Stock             1,586,553(2)
                                                  Series A Ventures Group Common Stock                  2,911,726(1)
                                                  Series B Ventures Group Common Stock                  2,145,809(2)
                                                  Class B Preferred Stock                                          0
---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  / /
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           13)  Percent of Class Represented by Amount in Row (11)
                  1.2% of Series A TCI Group Common Stock
                  10.9% of Series B TCI Group Common Stock
                  0.9% of Series A Liberty Media Group Common Stock
                  5.0% of Series B Liberty Media Group Common Stock
                  0.8% of Series A Ventures Group Common Stock
                  6.6% of Series B Ventures Group Common Stock
                  0% of Class B Preferred Stock
---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    OO
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                  (1) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock, respectively. SEE Item 5 below. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in rows 7 through 11 above assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock shown in rows 7 through 11 above have been converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

                  (2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

     Kim Magness, as the personal representative of the Estate of Betsy Magness (the "Betsy Magness Estate"), hereby amends and supplements the statement on
Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by the Betsy Magness Estate:


     1. Tele-Communications, Inc. Series A TCI Group, Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

     2. Tele-Communications, Inc. Series B TCI Group, Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

     3. Tele-Communications, Inc. Series A Liberty Media Group, Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

     4. Tele-Communications, Inc. Series B Liberty Media Group, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

     5. Tele-Communications, Inc. Series A TCI Ventures Group, Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock");

     6. Tele-Communications, Inc. Series B TCI Ventures Group, Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock"); and

     7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

     The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Statement is hereby amended and supplemented by adding the following:

     Pursuant to the Company's offer to exchange shares of Series A Ventures Group Common Stock for up to an aggregate of 188,661,300 shares of Series A TCI Group Common Stock and shares of Series B Ventures Group Common Stock for up to an aggregate of 16,266,400 shares of Series B TCI Group Common Stock (collectively, the "Exchange Offers"), the Betsy Magness Estate tendered for exchange 2,145,809 shares of its Series B TCI Group Common Stock and 765,917 shares of Series A TCI Group Common Stock in exchange for 2,145,809 shares of Series B Ventures Group Common Stock and 765,917 shares of Series A Ventures Group Common Stock, respectively.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     The filing person participated in the Exchange Offers, all as described in
Item 3 above, in order to own shares of the Series A Ventures Group Common Stock and Series B Ventures Group Common Stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                                 AMOUNT AND NATURE OF        PERCENT OF        TOTAL
                                                 BENEFICIAL OWNERSHIP       CLASS POWER(1)     VOTING
      TITLE OF CLASS                             --------------------       --------------     POWER(1)
      --------------                                                                           --------
                                                                                                 3.7 %

   Series A TCI Group Common Stock               5,539,818(2)                        1.2%

   Series B TCI Group Common Stock               4,200,403(2)                       10.9%

   Series A Liberty Media Group Common Stock     3,169,324(2)                        0.9%

   Series B Liberty Media Group Common Stock     1,586,553(2)                        5.0%

   Series A Ventures Group Common Stock          2,911,726(2)                        0.8%

   Series B Ventures Group Common Stock          2,145,809(2)                        6.6%

   Class B Preferred Stock                            0                                0%


(1) Based on 472,480,384 shares of Series A TCI Group Common Stock, 38,544,680 shares of Series B TCI Group Common Stock, 344,805,679 shares of Series A Liberty Media Group Common Stock, 31,763,197 shares of Series B Liberty Media Group Common Stock, 377,322,800 shares of Series A Ventures Group Common Stock, 32,532,800 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B Preferred Stock , 6,693,027 shares of the Redeemable Convertible TCI Group Preferred Stock, Series G, 6,693,127 shares of the Redeemable Convertible Liberty Media Group Preferred Stock, Series H, 70,575 shares of the TCI Group Preferred Stock, Series C, and 70,575 shares of the Liberty Media Group Preferred Stock, Series C, outstanding as of September 30, 1997, in each case after elimination of shares then held by the Company and its majority owned subsidiaries.

(2) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group

     Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

     In addition, each share of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock, Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, the Betsy Magness Estate may be deemed to currently beneficially own voting equity securities representing approximately 3.7% of the voting power with respect to a general election of directors of the Company.

     Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:


     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power (as a co-executor of the Bob Magness Estate) to vote or dispose of the shares:

                                                                             Shared
                      Class of Security                     Sole Power        Power
                      -----------------                     ----------        -----
           Series A TCI Group Common Stock                   5,539,818          0
           Series B TCI Group Common Stock                   4,200,403          0
           Series A Liberty Media Group Common Stock         3,169,324          0
           Series B Liberty Media Group Common Stock         1,586,553          0
           Series A Ventures Group Common Stock              2,911,726          0
           Series B Ventures Group Common Stock              2,145,809          0
           Class B Preferred Stock                                   0          0

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are presently no contracts, agreements, understandings or relationship between the filing person and other person with respect to the Company Securities beneficially owned by the filing person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 8, 1998

ESTATE OF BETSY MAGNESS


   /s/ Kim Magness
-------------------------------------------------
By: Kim Magness, as Personal Representative